Exhibit (a)(5)(D)

EFiled: Nov 12 2013 05:36PM EST Transaction ID 54547443 Case No. 9075-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DONALD CLARK, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
SANTARUS, INC., DAVID F. HALE,	)
MICHAEL G. CARTER, TED W. LOVE,	)
GERALD T. PROEHL, ALESSANDRO E.	)
DELLA CHÀ, KENT SNYDER, DANIEL D.	)
BURGESS, MICHAEL E. HERMAN,	)
SALIX PHARMACEUTICALS, LTD.,	)
SALIX PHARMACEUTICALS, INC., and	)
WILLOW ACQUISITION SUB	)
CORPORATION,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public stockholders of Santarus, Inc. (“Santarus” or the “Company”) against the members of Santarus’ Board of Directors (the “Board” or the “Individual Defendants”) to enjoin a proposed transaction (the “Proposed Transaction”), pursuant to which Santarus will be acquired by Salix Pharmaceuticals, Ltd. (“Parent”) and its wholly-owned subsidiaries, Salix Pharmaceuticals, Inc. (“Intermediary”), and Willow Acquisition Sub Corporation (“Merger Sub,” and together with Parent and Intermediary, “Salix”).

2. On November 7, 2013, the Board caused Santarus to enter into a definitive agreement and plan of merger (the “Merger Agreement”), pursuant to which Salix will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of common stock of the Company for $32.00 per share. The Proposed Transaction is valued at approximately $2.6 billion.

3. The Proposed Transaction is the product of a flawed process that resulted in the Board’s failure to maximize stockholder value and deprives Santarus’ public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Santarus and Salix aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

5. This Court has exclusive jurisdiction over this dispute as provided in Article VII, Section 6 of the Company’s Amended and Restated Bylaws.

THE PARTIES

6. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Santarus common stock.

7. Defendant Santarus is a Delaware corporation and maintains its principal executive offices at 3611 Valley Centre Drive, Suite 400, San Diego, CA 92130. Santarus, a specialty biopharmaceutical company, focuses on acquiring, developing, and commercializing proprietary products that address the needs of patients treated by physician specialists. Santarus’ common stock is traded on the NASDAQ GS under the ticker symbol “SNTS.”

8. Defendant David F. Hale (“Hale”) has served as a Santarus director since June 2000 and as Chairman of the Board since February 2004. Hale is a member of the Audit Committee and the Compensation Committee.

9. Defendant Michael G. Carter (“Carter”) has served as a Santarus director since February 2005 and is a member of the Nominating and Corporate Governance Committee.

10. Defendant Ted W. Love (“Love”) has served as a Santarus director since March 2005 and is the Chair of the Nominating and Corporate Governance Committee.

11. Defendant Gerald T. Proehl (“Proehl”) has served as President since March 2000 and as Chief Executive Officer (“CEO”) and a director since January 2002.

12. Defendant Alessandro E. Della Chà (“Della Chà”) has served as a Santarus director since April 2012.

13. Defendant Kent Snyder (“Snyder”) has served as a Santarus director since September 2004 and is a member of the Audit Committee and Compensation Committee.

14. Defendant Daniel D. Burgess (“Burgess”) has served as a Santarus director since July 2004 and is the Chair of the Audit Committee.

15. Defendant Michael E. Herman (“Herman”) has served as a Santarus director since September 2003 and is the Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee.

16. The defendants identified in paragraphs eight through fifteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Santarus, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Santarus.

17. Each of the Individual Defendants at all relevant times had the power to control and direct Santarus to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Santarus stockholders.

18. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class, as defined herein. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

19. The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

20. Defendant Parent is a Delaware corporation with its corporate headquarters located at 8510 Colonnade Center Drive, Raleigh, NC 27615.

21. Defendant Intermediary is a California corporation with its corporate headquarters located at 8510 Colonnade Center Drive, Raleigh, NC 27615.

22. Defendant Merger Sub is a Delaware corporation and an indirect wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public stockholders of Santarus (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of October 31, 2013, there were approximately 67,128,949 shares of Santarus common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

26. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

30. According to its website, Santarus is a specialty biopharmaceutical company that focuses on acquiring, developing, and commercializing proprietary products that address the needs of patients treated by physician specialists. The Company’s current commercial efforts are focused on five products: UCERIS® (“Uceris”), which is an extended release tablet for the induction of remission in patients with active, mild to moderate ulcerative colitis; ZEGERID® (“Zegerid”), which treats certain upper gastrointestinal disorders and are promoted to gastroenterologists; GLUMETZA® (“Glumetza”) and CYCLOSET® (“Cycloset”), which are indicated as adjuncts to diet and exercise to improve glycemic control in adults with type 2 diabetes; and FENOGLIDE® (“fenoglide”), which is indicated as an adjunct to diet to reduce high cholesterol and are promoted to endocrinologists and other physicians who treat patients with type 2 diabetes.

31. Moreover, Santarus’ product development pipeline includes the investigational drug RUCONEST® (“Ruconest”). A Biologics License Application for Ruconest for the treatment of acute angioedema attacks in patients with hereditary angioedema is under review by the U.S. Food and Drug Administration (“FDA”) with a response expected in April 2014. Santarus is also developing Rifamycin SV MMX® (“Rifamycin”), which is in Phase III clinical testing for the treatment of travelers’ diarrhea. In addition, the Company has completed a Phase I clinical program with SAN-300, an investigational monoclonal antibody.

32. On November 7, 2013, the same day the Company announced the Proposed Transaction, Santarus issued a press release reporting its financial results for the third quarter of 2013. In that press release, the Company reported impressive highlights:

•	Total revenues of $98.8 million grew 81% compared with $54.7 million for the third quarter of 2012

•	Net income of $30.3 million, or $0.38 diluted earnings per share (EPS), compared with $9.0 million, or $0.13 diluted EPS for the third quarter of 2012

•	Non-GAAP adjusted earnings were $35.6 million and diluted non-GAAP adjusted EPS were $0.45 in the third quarter of 2013 compared with non-GAAP adjusted earnings of $12.3 million and diluted non-GAAP adjusted EPS of $0.18 for the third quarter of 2012

•	Cash, cash equivalents, and short-term investments were $168.7 million as of September 30, 2013, an increase of approximately $74.0 million compared with $94.7 million at December 31, 2012

33. In addition to the Company’s impressive financial results for the third quarter of 2013, the Company also posted impressive results for the nine months ended September 30, 2013. For example, the Company had total revenues of $267.6 million, which was an 81% increase compared to $147.7 million in total revenue for the nine months ended September 30, 2012. Santarus reported net income of $122.6 million, or $1.57 diluted EPS for the first nine months of 2013, which included a one-time income tax benefit of $54.9 million, or $0.70 diluted EPS, recorded as a discrete item in the second quarter of 2013 resulting from the release of the Company’s valuation allowance for deferred tax assets. The Company reported non-GAAP adjusted earnings of $83.8 million and diluted non-GAAP adjusted EPS of $1.08 for the first nine months of 2013. For the first nine months of 2012 the Company reported net income of $13.1 million, or $0.19 diluted EPS, and non-GAAP adjusted earnings of $27.3 million, and had diluted non-GAAP adjusted EPS of $0.40.

34. Moreover, as of September 30, 2013, Santarus had cash, cash equivalents, and short-term investments of $168.7 million, an increase of approximately $74 million in the nine months ended September 30, 2013. The September 30, 2013 cash balance also reflected the repayment in full of $10 million in long-term debt associated with the Company’s revolving line of credit. Cash, cash equivalents, and short-term investments were $94.7 million as of December 31, 2012.

The Proposed Transaction

35. Despite the Company’s prospects for future growth and success, the Company entered into the Merger Agreement on November 7, 2013, pursuant to which Salix will commence the Tender Offer to acquire all of the outstanding shares of common stock of the Company for $32.00 per share. The Proposed Transaction is valued at approximately $2.6 billion.

36. The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, Salix owns at least fifty percent of the outstanding Company common stock, then Salix will execute a short-form merger, which will not require the consent of the Company’s stockholders.

37. On November 7, 2013, Santarus filed a Form 8-K with the SEC, attaching as Exhibit 2.1 the Merger Agreement.

38. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Salix and are calculated to unreasonably dissuade potential suitors from making competing offers.

39. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 7.8(a) of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 7.8(a) of the Merger Agreement states:

(a) At all times during the Pre-Closing Period, the Company shall not (and shall cause the Company Subsidiary not to), nor shall it authorize and it shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or take any action to knowingly encourage (including by way of furnishing information) any inquiries or the submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data relating to, afford access to the business, properties, assets, books or records of the Company or the Company Subsidiary in connection with, or otherwise cooperate with any Person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract) or take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person (other than Parent or its Subsidiaries) from the Rights Agreement or any Takeover Provision or (iv) resolve, propose or agree to do any of the foregoing[.]

40. Further, pursuant to Section 7.8(b) of the Merger Agreement, the Company must advise Parent, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the identity of the party making the proposal and the terms and conditions of the proposal. Section 7.8(b) of the Merger Agreement states:

(b) In addition to the other obligations of the Company set forth in this Section 7.8, the Company shall as promptly as possible, and in any event no later than 24 hours after receipt thereof, advise Parent, orally and in writing, of any Acquisition Proposal, or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal, inquiry, proposal or offer, the terms and conditions of any Acquisition Proposal, proposal or offer (including any subsequent amendment or other modification to such terms and conditions) or the nature of any inquiries or other contacts, and provide to Parent copies of any written materials received from or on behalf of such Person relating to such inquiry, proposal or offer, and thereafter the Company shall (i) keep Parent (or its outside counsel) reasonably and promptly informed regarding the progress of developments affecting the status and terms of any such Acquisition Proposal, inquiry, proposal or offer and regarding the status of any discussions or negotiations with the Person making such Acquisition Proposal, inquiry, proposal or offer or any of its Representatives and (ii) provide Parent (or its outside counsel) with copies of any additional written materials received that relate to such Acquisition Proposal, inquiry, proposal or offer within 24 hours after receipt or delivery thereof.

41. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Parent a “matching right” with respect to any “Superior Proposal” made to the Company. Section 7.8(d) of the Merger Agreement provides:

(d) Notwithstanding the foregoing provisions of this Section 7.8, if at any time during the Pre-Closing Period the Company receives an Acquisition Proposal or an Intervening Event occurs, the Company Board may effect a Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement, in each case if, and only if, (i) the Company is not in breach of this Section 7.8, (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law, (iii) the Company has given Parent written notice of the Company Board’s intention to make a Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement at least four Business Days prior to making any such Company Adverse Recommendation Change or terminating this Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”), (iv) if the decision to make a Company Adverse Recommendation Change is in connection with an Intervening Event then the Company shall comply with clauses (I) through (III) as follows: (I) the Change of Recommendation Notice shall have provided a reasonable description of the Intervening Event and the reasons for the Company Adverse Recommendation Change, (II) the Company shall have given Parent a four Business Day period following Parent’s receipt of the Change of

Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, and (III) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board shall have determined in good faith that the failure to make the Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law and (v) if the decision to make a Company Adverse Recommendation Change is in connection with an Acquisition Proposal or if the Company intends to terminate this Agreement to enter into a Specified Agreement, then the Company shall comply with clauses (A) through (E) as follows: (A) prior to giving effect to clauses (B) through (E), the Company Board shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Proposal, (B) the Company shall have provided to Parent in writing the material terms and conditions of such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with this Section 7.8, (C) the Company shall have given Parent the four Business Day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, the Company Board shall have determined in good faith that such Acquisition Proposal remains a Superior Proposal and that the failure to make the Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Company Board to the Stockholders under applicable Law and (E) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall comply with Section 9.1(d)(i). For clarity, the provisions of this Section 7.8(d) shall also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals (except that any reference to four Business Days shall be two Business Days). Neither the Company nor the Company Board shall be permitted to recommend that the Stockholders tender any securities in connection with any tender or exchange offer (other than by Parent, Merger Sub or any of their Affiliates) or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with the terms of this Agreement.

42. Further locking up control of the Company in favor of Salix is Section 9.3 of the Merger Agreement, which contains a “Termination Fee” provision of $80 million, payable by the Company to Parent if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

43. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

44. In addition, in connection with the Merger Agreement, Salix entered into a tender and support agreements (“Tender and Support Agreements”) with certain of the Company’s directors and officers, who collectively own approximately twelve percent of all outstanding shares of common stock of Santarus. Pursuant to the Tender and Support Agreements, each of the applicable directors and officers has agreed, among other things, to tender their shares into the Tender Offer and, if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus, thereby further locking up the Proposed Transaction.

45. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of Santarus is materially in excess of the amount offered in the Proposed Transaction.

46. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

47. Furthermore, the Proposed Transaction consideration fails to adequately compensate the Company’s stockholders for the significant synergies created by the merger. As stated by Salix’s President and CEO, Carolyn Logan:

We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders—patients, healthcare providers, employees and stockholders—benefiting from the increased scale created by a larger, even stronger Salix.

48. As a result, defendants have breached their fiduciary duties that they owe to the Company’s public stockholders, because the stockholders will not receive adequate or fair value for their Santarus common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

49. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

50. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Santarus’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Santarus’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Santarus’ public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Santarus; and (f) disclose all material information to the Company’s stockholders.

51. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

52. As alleged herein, the Individual Defendants have initiated a process to sell Santarus that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Santarus at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of Santarus’ value, or disregarded the true value of the Company. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

53. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

54. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against Santarus and Salix)

55. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

56. Defendants Santarus and Salix knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Santarus provided, and Salix obtained, sensitive non-public information concerning Santarus and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

57. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Santarus shares.

58. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: November 12, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302)295-5310 Attorneys for Plaintiff

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